SECURI' 06002964 'ON

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50798

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/05** (MM/DD/YY) AND ENDING **12/31/05** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BFP Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive, Suite 300
(No. and Street)

St. Louis	**Missouri**	**63131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel F. Nickel **(314) 729-2237**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders, Minkler & Diehl, LLP
(Name – *if individual, state last, first, middle name*)

705 Olive Street 10th floor	**St. Louis**	**Missouri**	**63101**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH., D.C.
203

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Daniel F. Nickel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFP Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel F. Nickel

Signature

President & CCO

Title

Susan M. Fletcher

Notary Public

SUSAN M. FLETCHER
MY COMMISSION EXPIRES
June 6, 2006
NOTARY SEAL
St. Louis County
NOTARY PUBLIC, STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Member
BFP Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of BFP Securities, LLC as of December 31, 2005, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BFP Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

February 4, 2006

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

FINANCIAL STATEMENTS

BFP Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

ASSETS	
Cash and cash equivalents	$ 1,293,437
Accounts receivable	2,208
Wholesaler compensation receivable	422,188
Prepaid commissions	10,506,013
Other assets	3,300
Total Assets	$ 12,227,146

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable	$ 2,632
Total Liabilities	2,632
MEMBER'S EQUITY	12,224,514
Total Liabilities and Member's Equity	$ 12,227,146

BFP Securities, LLC
STATEMENT OF INCOME
For The Year Ended December 31, 2005

REVENUES	
Wholesaler compensation	$ 6,837,336
Distribution fees	386,184
Interest income	116,052
Other income	18,774
Total Revenues	7,358,346
EXPENSES	
Commission expense	3,692,356
Placement costs	1,703,295
Other expenses	139,234
Total Expenses	5,534,885
NET INCOME	$ 1,823,461

See accompanying notes to financial statements

BFP Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For The Year Ended December 31, 2005

Balance - December 31, 2004	$ 18,401,053
Net income	1,823,461
Distributions	(8,000,000)
Balance - December 31, 2005	$ 12,224,514

BFP Securities, LLC

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,823,461
Adjustment to reconcile net income to net cash provided by operating activities:	
Amortization of prepaid commission expense	3,292,913
Changes in assets and liabilities:	
Increase in accounts receivable	(2,208)
Increase in wholesaler compensation receivable	(131,288)
Increase in prepaid commissions	(445,024)
Decrease in accounts payable	(34,139)
Net Cash Provided by Operating Activities	4,503,715
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions	(8,000,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,496,285)
CASH AND CASH EQUIVALENTS, Beginning of year	4,789,722
CASH AND CASH EQUIVALENTS, End of year	$ 1,293,437
SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITY	
Wholesaler compensation	$ (1,703,295)
Placement costs	1,703,295

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BFP Securities, LLC, (the Company) is a limited liability company organized under the laws of the State of Delaware. The Company is a wholly-owned subsidiary of Benefit Finance Partners, LLC (Benefit Finance Partners). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer distributing public and private variable insurance contracts and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(1).

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an initial maturity of three months or less. At December 31, 2005, all of the Company's cash equivalents were held in money market funds. The money market funds are maintained at financial institutions considered to be highly credit-worthy.

Revenue Recognition

Wholesaler compensation fees are calculated based on the investment value of separate account assets of the variable insurance contracts sold by retail broker-dealers pursuant to a selling group agreement between the Company and such broker-dealer who maintains the relationship with the ultimate buyer. These revenues are recognized on the accrual method of accounting. Certain wholesaler compensation fees earned by the Company are remitted by the payor to an affiliate, and the expense related to such items is recorded as placement costs (see below).

Distribution fee revenue is earned by the Company based on the variable insurance contract premiums paid by certain policy holders. It is recognized at the time the insurance company issuing the variable insurance contract receives the premium.

Placement Costs

The Company incurs placement costs pursuant to agreements with an affiliate. The Company records such costs as incurred.

Commission Expense

Commissions are incurred and paid to retail broker-dealers related to the sale of variable insurance contracts.

The Company capitalizes and amortizes most commissions incurred on a straight-line basis over a seven-year period commencing twelve months subsequent to the date of premium receipt, rather than fully expensing the commissions as paid to retail broker-dealers. The amortization period is consistent with the typical charge-back period contained in selling agreements that the Company has with its retail broker-dealers.

Commissions which are not capitalized are expensed as incurred. Such commissions relate to distribution fee revenue earned by the Company.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates.

Income Taxes

The Company, with the consent of its member, has elected to be taxed as a limited liability company under the Internal Revenue Code. Under this election, earnings of the Company are taxed at the member level. Accordingly, no provision, has been made for income taxes.

B. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had regulatory net capital of $1,264,936 and minimum net capital requirements of $5,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2005 was .002 to 1.

C. RELATED PARTY TRANSACTIONS

For the year ended December 31, 2005, the Company recorded wholesaler compensation of $4,281,333, and distribution fees of $386,184 from affiliates.

For the year ended December 31, 2005, the Company recorded placement costs to an affiliate totaling $1,703,295.

During 2005 the Company incurred commission costs, net of commission chargebacks, of $86,346 with Benefit Finance Securities, LLC, an affiliate of Bancorp Services, LLC, a 50% member of Benefit Finance Partners.

Benefit Finance Partners pays certain indirect expenses and/or obligations on behalf of the Company, and pursuant to an informal agreement, charges the Company a fee of $10,000 per month for these costs. Included in other expenses in the Statement of Income is $120,000 related to this agreement. Management believes this is an appropriate charge for such expenses. Management periodically analyzes the indirect expenses, and if necessary, the monthly charge may be modified.

D. COMMITMENTS AND CONTINGENCIES

Changes to the Internal Revenue Code and other factors may affect the the demand for variable insurance contracts. At present, it is not possible to determine the probability or extent of any such changes.

SUPPLEMENTARY INFORMATION
REQUIRED BY
THE SECURITIES AND EXCHANGE COMMISSION

BFP Securities, LLC

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1

Schedule 1

December 31, 2005

Member's equity	$ 12,224,514
Less non-allowable assets:	
Accounts receivable	2,208
Wholesaler compensation receivable	422,188
Prepaid commissions	10,506,013
Total non-allowable assets	10,930,409
Net Capital Before Haircuts	1,294,105
Less haircut charge on cash equivalent	29,169
Net Capital	$ 1,264,936
Aggregate Indebtedness	$ 2,632
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 175
Minimum dollar net capital requirement	$ 5,000
Minimum capital requirement (greater of above)	$ 5,000
Excess net capital	$ 1,259,936
Excess net capital at 1000%	$ 1,264,673
Ratio of aggregate indebtedness to net capital	.002 to 1

There are no differences between the audited Computation of Net Capital above and the Company's corresponding computation in the unaudited Part IIA Focus Report.

BFP Securities, LLC

EXEMPTIVE PROVISION UNDER RULE 15c3-3

Schedule 2

December 31, 2005

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore the schedules of "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3" are not applicable.

AMD anders minkler & diehl llp
CPAs + Consultants

Independent Auditors' Supplementary Report on Internal Control

Member
BFP Securities, LLC
St. Louis, Missouri

In planning and performing our audit of the financial statements of BFP Securities, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

705 OLIVE • 10TH FLOOR • ST. LOUIS, MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Anderson Bradshaw & Dietz LLP

February 4, 2006